Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	2007	2008	2009	2010	2011

Fixed charges, as defined:
Total Interest	$85,729	$94,310	$103,671	$119,484	$116,803
Interest applicable to rentals	7,074	12,099	6,810	4,103	4,269

Total fixed charges, as defined	$92,803	$106,409	$110,481	$123,587	$121,072

Preferred distributions, as defined (a)	10,998	10,067	8,295	8,474	11,297

Combined fixed charges and preferred distributions, as defined	$103,801	$116,476	$118,776	$132,061	$132,369

Earnings as defined:
Net Income	$143,337	$157,543	$232,845	$231,435	$473,923
Add:
Provision for income taxes:
Total Taxes	83,494	70,648	45,050	66,546	(370,211)
Fixed charges as above	92,803	106,409	110,481	123,587	121,072

Total earnings, as defined	$319,634	$334,600	$388,376	$421,568	$224,784

Ratio of earnings to fixed charges, as defined	3.44	3.14	3.52	3.41	1.86

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	3.08	2.87	3.27	3.19	1.70

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(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.